Exhibit 21

SUBSIDIARY LIST

Name of Subsidiary	State Incorporation
International Isotopes Idaho Inc.	Idaho
International Isotopes Fluorine Products Inc.	Idaho
International Isotopes Transportation Services Inc.	Idaho